Exhibit 16B

Eviation Aircraft Ltd.

CODE OF ETHICS

Eviation Aircraft Ltd. and its subsidiary Eviation Tech Ltd., companies organized under the laws of the State of Israel (collectively, the “Company” or “Eviation”), is committed to the highest standards of ethical business conduct. Consistent with this goal, the Board of Directors has adopted this Code of Ethics (this “Code”) for the Officers, Directors and employees, to promote honest and ethical conduct; full, fair, accurate, timely and understandable disclosure; and compliance with applicable governmental rules and regulations. The Chief Executive Officer and Chief Financial Officer are expected to adhere to this Code. Any other executives who are deemed Senior Financial Officers subject to this Code will be designated by and informed of such designation by the Company from time to time. This Code shall constitute the “Code of Ethics” contemplated by Section 406 of the Sarbanes-Oxley Act of 2002 and is in addition to, and does not supersede, any other applicable policies or codes that the Company may adopt from time to time.

This Code may be amended from time to time by the Board of Directors.

Originally Adopted by the Board of Directors on May 15, 2017.

1.          Build Trust and Credibility

The success of our business is dependent on the trust and confidence we earn from our employees, customers and shareholders. We gain credibility by adhering to our commitments, displaying honesty and integrity and reaching company goals solely through honorable conduct. It is easy to say what we must do, but the proof is in our actions. Ultimately, we will be judged on what we do.

When considering any action, it is wise to ask: will this build trust and credibility for Eviation? Will it help create a working environment in which Eviation can succeed over the long term? Is the commitment I am making one I can follow through with? The only way we will maximize trust and credibility is by answering “yes” to those questions and by working every day to build our trust and credibility.

2.          Respect for the Individual

We all deserve to work in an environment where we are treated with dignity and respect. Eviation is committed to creating such an environment because it brings out the full potential in each of us, which, in turn, contributes directly to our business success. We cannot afford to let anyone’s talents go to waste.

Eviation is an equal employment/affirmative action employer and is committed to providing a workplace that is free of discrimination of all types from abusive, offensive or harassing behavior. Any employee who feels harassed or discriminated against should report the incident to his or her manager or to human resources.

3.          Create a Culture of Open and Honest Communication

At Eviation, everyone should feel comfortable to speak his or her mind, particularly with respect to ethics concerns. Managers have a responsibility to create an open and supportive environment where employees feel comfortable raising such questions. We all benefit tremendously when employees exercise their power to prevent mistakes or wrongdoing by asking the right questions at the right times.

Eviation will investigate all reported instances of questionable or unethical behavior. In every instance where improper behavior is found to have occurred, the Company will take appropriate action. We will not tolerate retaliation against employees who raise genuine ethics concerns in good faith.

For your information, Eviation's whistleblower policy is attached hereto as Exhibit A.

Employees are encouraged, in the first instance, to address such issues with their managers, as most problems can be resolved swiftly. If for any reason that is not possible or if an employee is not comfortable raising the issue with his or her manager, Eviation's CEO does operate with an open-door policy.

4.          Set Tone at the Top

Management has the added responsibility for demonstrating, through their actions, the importance of this Code. In any business, ethical behavior does not simply happen; it is the product of clear and direct communication of behavioral expectations, modeled from the top and demonstrated by example. Again, ultimately, our actions are what matters.

To make our Code work, managers must be responsible for promptly addressing ethical questions or concerns raised by employees and for taking the appropriate steps to deal with such issues. Managers should not consider employees’ ethics concerns as threats or challenges to their authority, but rather as another encouraged form of business communication. At Eviation, we want the ethics dialogue to become a natural part of daily work.

5.          Uphold the Law

Eviation's commitment to integrity begins with complying with laws, rules and regulations where we do business. Further, each of us must have an understanding of the company policies, laws, rules and regulations that apply to our specific roles. If we are unsure of whether a contemplated action is permitted by law or Eviation policy, we should seek the advice from the resource expert. We are responsible for preventing violations of law and for speaking up if we see possible violations.

Because of the nature of our business, and our status as a public company, some legal requirements warrant specific filings, disclosure and adherence.

The employees covered by this Code will:

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Promote full, fair, accurate, timely and understandable disclosure in the reports and documents that the Company files with, or submits to, the United States Securities and Exchange Commission (the “SEC”) and any other government agency, and in other public communications made by the Company and to promptly bring to the attention of the Company’s Audit Committee any material information of which they may become aware that affects the disclosures made by the Company in its public filings or otherwise, and to otherwise assist the Audit Committee in fulfilling its responsibilities.

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Promptly bring to the attention of the Audit Committee any information they may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or; or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, internal control over financial reporting, disclosures or internal controls.

Inside Information

Employees, officers and directors of Eviation may not purchase or otherwise trade in securities of the Company or any other corporation, directly or indirectly, while in possession of “material” non-public information about Eviation or such other corporation. Material non-public information is any information which could reasonably be expected to affect the price of a share or that a reasonable investor would find relevant in the total mix of information. If an employee, officer or director is considering buying or selling shares based on material non-public information he or she possesses through his or her work at Eviation, he or she should assume that such information is material.

If family or friends of an employee, officer or director ask for advice about buying or selling Eviation shares, such employee, officer or director should not provide any advice. U.S. Federal law and Eviation policy prohibits any employee, officer or director from “tipping” others (including, but not limited to, family or friends) regarding material, non-public information that such employee, officer or director learns about Eviation or any other publicly-traded company in the course of his or her employment. Beyond disciplinary action, a violation of this policy may lead to civil and criminal penalties against the employee, officer or director. The same penalties apply to “tipping,” regardless of whether the employee, officer or director derives any benefit from the trade.

For additional information, employees, officers and directors should refer to Eviation's management and legal counsel. Employees, officers and directors who have any questions about specific securities transactions should obtain additional guidance in advance of the transaction from Eviation's legal counsel.

We have adopted an insider trading policy with regard to the trading of the Company’s Shares which is attached hereto as Exhibit B.

Competition

We are dedicated to ethical, fair and vigorous competition. We will sell Eviation products and services based on their merit, superior quality, functionality and competitive pricing. We will make independent pricing and marketing decisions and will not improperly cooperate or coordinate our activities with our competitors. We will not offer or solicit improper payments or gratuities in connection with the purchase of goods or services for Eviation or the sales of its products or services, nor will we engage or assist in unlawful boycotts of particular customers.

Proprietary Information

It is important that we respect the property rights of others. We will not acquire or seek to acquire improper means of a competitor’s trade secrets or other proprietary or confidential information. We will not engage in unauthorized use, copying, distribution or alteration of software or other intellectual property.

Selective Disclosure

We will not selectively disclose (whether in one-on-one or small discussions, meetings, presentations, proposals or otherwise) any material nonpublic information with respect to Eviation, its securities, business operations, plans, financial condition, results of operations or any development plan. We should be particularly vigilant when making presentations or proposals to customers to ensure that our presentations do not contain material nonpublic information.

Health and Safety

Eviation is dedicated to maintaining a healthy and safe environment. If employees shall feel, for some reason, that their health, safety, well-being or personal comfort is being jeopardized, at-risk or compromised, they shall feel free to notify their direct manager.

6.          Avoid Conflicts of Interest

Conflicts of Interest

We must avoid any relationship or activity that might impair, or even appear to impair, our ability to make objective and fair decisions when performing our jobs. At times, we may be faced with situations where the business actions we take on behalf of Eviation may conflict with our own personal or family interests. We owe a duty to Eviation to advance its legitimate interests when the opportunity to do so arises. We must never use Eviation property or information for personal gain or personally take for ourselves any opportunity that is discovered through our position with Eviation.

Here are some other ways in which conflicts of interest could arise:

1.
Being employed (you or a close family member) by, or acting as a consultant to, a competitor or potential competitor, supplier or contractor, regardless of the nature of the employment, while you are employed with Eviation.

2.	Hiring or supervising family members or closely related persons.

3.	Serving as a board member for an outside commercial company or organization.

4.	Owning or having a substantial interest in a competitor, supplier or contractor.

5.	Having a personal interest, financial interest or potential gain in any Eviation transaction.

6.	Placing company business with a firm owned or controlled by an Eviation employee or his or her family.

7.	Accepting gifts, discounts, favors or services from a customer/potential customer, competitor or supplier, unless equally available to all Eviation employees.

Determining whether a conflict of interest exists is not always easy to do. Employees with a conflict of interest question should seek advice from management. Before engaging in any activity, transaction or relationship that might give rise to a conflict of interest, employees must seek review from their managers.

Gifts, Gratuities and Business Courtesies

Eviation is committed to competing solely on a merit of our products and services. We should avoid any actions that create a perception that favorable treatment of outside entities by Eviation was sought, received or given in exchange for personal business courtesies. Business courtesies include gifts, gratuities, meals, refreshments, entertainment or other benefits from persons or companies with whom Eviation does or may do business. We will neither give nor accept business courtesies that constitute, or could reasonably be perceived as constituting, unfair business inducements that would violate law, regulation or policies of Eviation or customers, or would cause embarrassment or reflect negatively on Eviation's reputation.

Accepting Business Courtesies

Most business courtesies offered to us in the course of our employment are offered because of our positions at Eviation. We should not feel any entitlement to accept and keep a business courtesy. Although we may not use our position at Eviation to obtain business courtesies, and we must never ask for them, we may accept unsolicited business courtesies that promote successful working relationships and good will with the firms that Eviation maintains or may establish a business relationship with.

Employees who award contracts or who can influence the allocation of business, who create specifications that result in the placement of business or who participate in negotiation of contracts must be particularly careful to avoid actions that create the appearance of favoritism or that may adversely affect the company’s reputation for impartiality and fair dealing. The prudent course is to refuse a courtesy from a supplier when Eviation is involved in choosing or reconfirming a supplier or under circumstances that would create an impression that offering courtesies is the way to obtain Eviation business.

Meals, Refreshments and Entertainment

We may accept occasional meals, refreshments, entertainment and similar business courtesies that are shared with the person who has offered to pay for the meal or entertainment, provided that:

▪	They are not inappropriately lavish or excessive.

▪	The courtesies are not frequent and do not reflect a pattern of frequent acceptance of courtesies from the same person or entity.

▪	The courtesy does not create the appearance of an attempt to influence business decisions, such as accepting courtesies or entertainment from a supplier whose contract is expiring in the near future.

▪	The employee accepting the business courtesy would not feel uncomfortable discussing the courtesy with his or her manager or co-worker or having the courtesies known by the public.

Gifts

Employees may accept unsolicited gifts, other than money, that conform to the reasonable ethical practices of the marketplace, including:

▪	Flowers, fruit baskets and other modest presents that commemorate a special occasion.

▪	Gifts of nominal value, such as calendars, pens, mugs, caps and t-shirts (or other novelty, advertising or promotional items).

Generally, employees may not accept compensation, honoraria or money of any amount from entities with whom Eviation does or may do business. Tangible gifts (including tickets to a sporting or entertainment event) that have a market value greater than $100 may not be accepted unless approval is obtained from management.

Employees with questions about accepting business courtesies should talk to their managers.

Offering Business Courtesies

Any employee who offers a business courtesy must assure that it cannot reasonably be interpreted as an attempt to gain an unfair business advantage or otherwise reflect negatively upon Eviation. An employee may never use personal funds or resources to do something that cannot be done with Eviation's resources. Accounting for business courtesies must be done in accordance with approved company procedures.

Other than to our government customers, for whom special rules apply, we may provide nonmonetary gifts (i.e., company logo apparel or similar promotional items) to our customers. Further, management may approve other courtesies, including meals, refreshments or entertainment of reasonable value, provided that:

▪	The practice does not violate any law or regulation or the standards of conduct of the recipient’s organization.

▪	The business courtesy is consistent with industry practice, is infrequent in nature and is not lavish.

▪	The business courtesy is properly reflected on the books and records of Eviation.

7.          Set Metrics and Report Results Accurately

Accurate Public Disclosures

We will make certain that all disclosures made in financial reports and public documents are full, fair, accurate, timely and understandable. This obligation applies to all employees, including all financial executives, with any responsibility for the preparation for such reports, including drafting, reviewing and signing or certifying the information contained therein. No business goal of any kind is ever an excuse for misrepresenting facts or falsifying records.

Employees should inform Executive Management if they learn that information in any filing or public communication was untrue or misleading at the time it was made, or if subsequent information would affect a similar future filing or public communication.

Corporate Recordkeeping

We create, retain and dispose of our company records as part of our normal course of business in compliance with all Eviation policies and guidelines, as well as all regulatory and legal requirements.

All corporate records must be true, accurate and complete, and company data must be promptly and accurately entered into our books, in accordance with Eviation's and other applicable accounting principles.

We must not improperly influence, manipulate or mislead any unauthorized audit, nor interfere with any auditor engaged to perform an internal independent audit of Eviation's books, records, processes or internal controls.

8.          Promote Substance Over Form

At times, we are all faced with decisions we would rather not have to make and issues we would prefer to avoid. Sometimes, we hope that if we avoid confronting a problem, it will simply go away.

At Eviation, we must have the courage to tackle the tough decisions and make difficult choices, secure in the knowledge that Eviation is committed to doing the right thing. At times, this will mean doing more than simply what the law requires. Merely because we can pursue a course of action does not mean we should do so.

Although Eviation's guiding principles cannot address every issue or provide answers to every dilemma, they can define the spirit in which we intend to do business and should guide us in our daily conduct.

Accountability

Each of us is responsible for knowing and adhering to the values and standards set forth in this Code and for raising questions if we are uncertain about company policy. If we are concerned whether the standards are being met or are aware of violations of the Code, we must contact the management.

Eviation takes seriously the standards set forth in the Code, and violations are cause for disciplinary action up to and including termination of employment.

9.          Be Loyal

Confidential and Proprietary Information

Integral to Eviation's business success is our protection of confidential company information, as well as nonpublic information entrusted to us by employees, customers and other business partners. Confidential and proprietary information includes such things as pricing and financial data, customer names/addresses or nonpublic information about other companies, including current or potential supplier and vendors. We will not disclose confidential and nonpublic information without a valid business purpose and proper authorization.

Use of Company Resources

Company resources, including time, material, equipment and information, are provided for company business use. Nonetheless, occasional personal use is permissible as long as it does not affect job performance or cause a disruption to the workplace.

Employees and those who represent Eviation are trusted to behave responsibly and use good judgment to conserve company resources. Managers are responsible for the resources assigned to their departments and are empowered to resolve issues concerning their proper use.

Generally, we will not use company equipment such as computers, copiers and fax machines in the conduct of an outside business or in support of any religious, political or other outside daily activity, except for company-requested support to nonprofit organizations. We will not solicit contributions nor distribute non-work related materials during work hours.

In order to protect the interests of the Eviation network and our fellow employees, Eviation reserves the right to monitor or review all data and information contained on an employee’s company-issued computer or electronic device, the use of the Internet or Eviation's intranet. We will not tolerate the use of company resources to create, access, store, print, solicit or send any materials that are harassing, threatening, abusive, sexually explicit or otherwise offensive or inappropriate.

Questions about the proper use of company resources should be directed to your manager.

Media Inquiries

Eviation is hoping to become a high-profile company in our community, and from time to time, employees may be approached by reporters and other members of the media. In order to ensure that we speak with one voice and provide accurate information about the company, we should direct all media inquiries to the CFO. No one may issue a press release without first consulting with the CFO.

10.        Do the Right Thing

Several key questions can help identify situations that may be unethical, inappropriate or illegal. Ask yourself:

▪	Does what I am doing comply with the Eviation guiding principles, Code of Conduct and company policies?

▪	Have I been asked to misrepresent information or deviate from normal procedure?

▪	Would I feel comfortable describing my decision at a staff meeting?

▪	How would it look if it made the headlines?

▪	Am I being loyal to my family, my company and myself?

▪	What would I tell my child to do?

▪	Is this the right thing to do?

11.        Information and Resources

CEO
Omer Bar-Yohay,
omer@eviation.co

CFO
Liza Ohayon
liza@eviation.co

Exhibit A - Whistleblower Policy

Exhibit B – Insider Trading Policy